Phase III Study of Teva’s Milprosa™ (Progesterone) Vaginal Ring Published
in Fertility and Sterility

Data Demonstrated Once-Weekly Milprosa™ Provides Similar Pregnancy Rates to Daily 8 Percent
Progesterone Vaginal Gel

Jerusalem, March 4, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the publication of results of the Phase III clinical trial of Milprosa™ (progesterone) vaginal ring in Fertility and Sterility. The study compared the efficacy and safety of once-weekly Milprosa™ to daily 8 percent progesterone vaginal gel for luteal phase support in in vitro fertilization (IVF) and found that clinical pregnancy rates per retrieval at eight and 12 weeks were comparable between patient groups. Adverse event (AE) profiles were similar between the two treatment groups and consistent with known AEs associated with progesterone.

“The study results demonstrate that Milprosa™ may be an effective and safe option for progesterone supplementation during the luteal phase among women undergoing IVF,” said Laurel Stadtmauer, M.D., Ph.D., professor of Obstetrics and Gynecology at Jones Institute for Reproductive Medicine at Eastern Virginia Medical School and study author. “Since normal luteal function may be compromised among women undergoing IVF, progesterone supplementation is essential and the more options patients have, the better. If approved, the once-weekly dosing of Milprosa™ may offer convenience for patients.”

The Phase III randomized, single-blinded, multicenter, noninferiority study was conducted at 22 clinical sites in the U.S. and included 1,297 patients between the ages of 18 and 42. Of enrolled patients, 646 were randomized to Milprosa™ and 651 to the 8 percent progesterone vaginal gel.

“The Fertility and Sterility publication of the Milprosa™ Phase III data is a significant milestone for Teva, especially because fertility is a meaningful new area of specialization for the company and one in which significant unmet need exists,” said Jill DeSimone, senior vice president & general manager, Global Teva Women’s Health. “We look forward to continuing to share important updates about Milprosa™ and demonstrating our investment in and commitment to women’s health.”

About the Study
The Phase III study randomized patients into two treatment groups: one group received once-weekly Milprosa™ and the other received daily 8 percent progesterone vaginal gel. Milprosa™ and the vaginal gel were initiated on the day following egg retrieval and continued through 12 weeks’ gestation. Efficacy was evaluated by comparing clinical pregnancy rates of patients at eight and 12 weeks gestation.

•	At week eight, clinical pregnancy rates per retrieval were 48.0 percent for the Milprosa™ group and 47.2 percent for the vaginal gel group (between-group difference, 0.8%; 95% CI, -4.6%, 6.3%).

•	At week 12, clinical pregnancy rates per retrieval for Milprosa™ and the vaginal gel were 46.4 percent and 45.2 percent respectively (between-group difference, 1.3%; 95% CI, -4.1%, 6.7%).

A secondary efficacy endpoint was the rate of live birth.

•	The overall live birth rate per retrieval for women using Milprosa™ was 45.2 percent; among women using the vaginal gel, the rate was 43.3 percent.

•	The majority of patients pregnant at week 12, when progesterone treatment ended, went on to have a live birth: 97.4 percent for the Milprosa™ group and 96.5 percent for the vaginal gel group.

The most commonly reported adverse events (those greater than or equal to 10% in the Milprosa™ treatment group) were nausea, headache, abdominal pain, post-procedural discomfort, abdominal distension, back pain, fatigue, vomiting and constipation. Serious adverse events (SAEs) occurred in approximately 12 percent of all patients, with no significant difference in the rate between treatment groups. The majority of SAEs that occurred were mild to moderate in severity and not related to treatment. Rates of discontinuation of treatment due to AEs were low and similar between both groups (approximately 6%).

About Milprosa™ (Progesterone) Vaginal Ring
Milprosa™ is an investigational, once-weekly progesterone ring inserted in the vagina. It is flexible and designed to continuously release a steady dose of micronized progesterone. Milprosa™ is in development to support embryo transplantation and early pregnancy (up to 10 weeks post-embryo transfer) by supplementation of corpus luteal function as part of an Assisted Reproductive Technology (ART) treatment program for infertile women.

About Supplementation of Corpus Luteal Function
The corpus luteum is a temporary endocrine gland that develops during the luteal phase of a woman’s menstrual cycle. It is an important contributor of progesterone and is critical for the maintenance of early pregnancy. During in vitro fertilization, progesterone supplementation is needed because natural levels of the hormone may be insufficient. This supplementation improves implantation rates and thus pregnancy rates. Additionally, progesterone supplementation supports early pregnancy.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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